Neovasc to Report Fourth Quarter and Full Year 2021 Financial Results on March 10, 2022

VANCOUVER -- via NewMediaWire - Neovasc Inc. (NASDAQ, TSX: NVCN), will report financial results for the quarter and full year ended December 31, 2021 on Thursday, March 10, 2022. Neovasc's President and Chief Executive Officer Fred Colen, and Chris Clark, Chief Financial Officer, will host a conference call to review the company's results at 4:30 pm EDT on March 10, 2022.

Interested parties may access the conference call by dialing (877) 407-9208 or (201) 493-6784 (International) and reference Conference ID 13726770. Participants wishing to join the call via webcast should use the link posted on the investor relations section of the Neovasc website at https://www.neovasc.com/investors/. A replay of the webcast will be available approximately 30 minutes after the conclusion of the call using the link on the Neovasc website.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

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